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                                                                    Exhibit 4.2

Dear [Investor]

This letter confirms our understanding relative to your second round of investment in Mymetics Corporation. The key elements of our understanding are:

o On December 31, 2003, you have subscribed to a capital increase of our Luxembourg fully owned affiliate, 6543 Luxembourg SA in the amount of EUR 41'600 (approximately USD 50'000). On that same date, you have entered into a Share Exchange Agreement ("the Agreement") with Mymetics Corporation ("the Company"), a US company duly registered in the state of Delaware, currently traded OTCBB in the USA under the symbol MYMX. This Agreement entitles you to exchange your shares of 6543 Luxembourg SA against 500,000 common shares of Mymetics Corporation. You have since exercised your right under the Agreement.

o Concurrently with the transaction described above, we have undertaken to issue to you a warrant which shall irrevocably entitle you to acquire another 500,000 shares of Mymetics Corporation for the price of USD 50'000, such warrant to be exercised before June 30, 2004. This latter date has subsequently been extended to July 31, 2004.

o You have recently confirmed your wish to invest another USD 250'000 in exchange of an additional 2,500,000 common shares of the Company.

o You have also confirmed your wish to receive another warrant irrevocably entitling you to acquire another 2,500,000 shares of Mymetics Corporation for the same price of USD 250'000, such warrant to be exercised before July 31, 2004.

o You confirm and agree that your decision to invest is based on facts and data disclosed in Company filings made by the Company.

o You have agreed that the 500,000 common shares to be issued to you pursuant to the first transaction described above and the 2,500,000 common shares to be issued to you pursuant to the new transaction contemplated herein shall be regrouped in a single issuance of 3,000,000 common shares to be issued to you as soon as feasible.

o Similarly, you have agreed that the warrant entitling you to acquire another 500,000 common shares to be issued to you pursuant to the first transaction described above and the warrant entitling you to acquire another 2,500,000 common shares to be issued to you pursuant to the new transaction contemplated herein shall be regrouped in a single warrant entitling you to acquire 3,000,000 common shares before July 31, 2004 at a price of USD 0.10 per share.



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We are happy and honored to accept your proposal. Therefore:

o The Company hereby irrevocably undertakes to issue to you as soon as practically feasible three million common shares of Mymetics Corporation.

o The Company hereby irrevocably undertakes to issue to you as soon as practically feasible a warrant that shall irrevocably entitle you to acquire three million common shares of Mymetics Corporation for the price of USD 300'000, such warrant to be exercised before July 31, 2004.

o [Your Company] irrevocably agrees to transfer USD 250,000 to our account with [name of bank] as follows:

     [Bank details]

For the good order of our file, please kindly confirm your agreement with the terms of this letter by signing its fax copy and faxing it back to us at either of the following numbers:

[Fax numbers].

We thank you again for your interest in Mymetics and remain

With best regards



Mymetics Corporation                     Mymetics Corporation
Ernest Lubke                             Christian Rochet
Chief Financial Officer                  President and Chief Executive Officer


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